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Steve Suleski
Vice President
Office of General Counsel
Phone:    608.231.7653
Fax:      608.236.7653
E-mail:   steve.suleski@cunamutual.com



                               December  21, 2006



BY EDGAR

U.S. Securities and Exchange Commission
Mr. John Grzeskiewicz
100 F Street, NE
Washington, DC 20549


     RE:   MEMBERS MUTUAL FUNDS
           POST-EFFECTIVE AMENDMENT NO. 17 TO REGISTRATION STATEMENT ON FORM N-1A, FILE NOS. 333-29511; 811-08261

Dear Commissioner:

   On behalf of MEMBERS Mutual Funds (the "Fund"), I am providing the Fund's response to your comments provided by telephone to Cynthia Reid of Sutherland Asbill & Brennan LLP on December 21, 2006 with regard to Post-Effective Amendment No. 17 to the above-referenced registration statement.

   Set forth below is your comment on Post-Effective Amendment No. 17. The Fund's response follows each comment.

   1.  PLEASE ADD THE UPDATED INFORMATION IN THE FEE TABLE AND FAX TO ME.

       The fee table was faxed to the Staff and incorporated into our Post-Effective Amendment No. 19.

   2.  ACKNOWLEDGEMENTS

       The disclosure in the Registration Statement is the responsibility of the Fund. The Fund acknowledges that any action of the Securities and Exchange Commission (the "Commissioner"), or its staff acting pursuant to delegated authority, in declaring the Registration Statement effective, or accelerating the effective date thereof, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures therein. The Fund also represents to the Commission that should the Commission or its staff declare the Registration Statement effective or accelerate the effective date thereof, the Fund will not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

                                   *   *   *

I hope you find these responses satisfactory. If you have any questions or further comments regarding this Amendment, please call me at 608-231-7653.


                                            Sincerely,

                                            /s/Steve Suleski

                                            Steve Suleski, Esq.


CC:  Cynthia Reid, Esq.